SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of September 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding





Prudential plc

No of Reports in announcement: 1



Schedule 11 - Notification of Interests of Directors and Connected Persons Holders in Prudential plc



 1. Name of director:

    Bridget Macaskill


 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Beneficial interest of director named above


 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    Giltspur Nominees Limited


 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    See 2 above


 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    In addition to the shareholding announced on 1 September 2003, Bridget Macaskill was interested in shares in Prudential plc and Egg plc (as set out in 6 below) as at 1 September 2003, being the date on which she became a director of Prudential plc, and whose appointment was previously announced on 24 July 2003.


 6. Number of shares/amount of stock acquired:

    Prudential plc: 4,000 shares

    Egg plc: Nil


 7. Percentage of issued class:

    Less than 0.0002%


 8. Number of shares/amount of stock disposed:

    N/a


 9. Percentage of issued class:

    N/a


10. Class of security:

    Prudential plc: Shares of 5p each

    Egg plc: Shares of 50p each


11. Price per share:

    N/a


12. Date of transaction:

    See 5 above


13. Date company informed:

    2 September 2003


14. Total holding following this transaction:

    Prudential plc: 5,535 shares of 5p each

    Egg plc: Nil


15. Total percentage holding of issued class following this notification:

    Less than 0.0003%



    If a director has been granted options by the company, please complete the following fields:
16. Date of grant:

    N/a


17. Period during which or date on which exercisable:

    N/a


18. Total amount paid (if any) for grant of the option:

    N/a


19. Description of shares or debentures involved: class, number:

    N/a


20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/a


21. Total number of shares or debentures over which options held following this notification:


    N/a


Additional information:



   -ENDS-



Contact name for Enquiries

Sylvia Mitchell

020 7548 3826

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805

  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 September, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                    By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary